

CONFIDENTIAL

Coco Noir Wine Shop & Bar

Oakland Premium Wine Shop and Eatery

Business plan

Prepared August 2020

Contact Information

Alicia Kidd and Mari Kemp

Info@coconoirwine.com

https://www.coconoirwine.com/

Executive Summary

Opportunity

Problem

With an increase in wine consumption and new wine brands produced by women winemakers and minority winemakers, the problem is the lack of access to getting these brands to consumers. In diverse and multicultural cities such as Oakland California in the past 5 years there has been a significant growth in the wine and hospitality industry. With over 100+ wine brands produce by women and people of color winemakers, the biggest issue facing these wine producers is the lack of access to retail location placement. Most women and minority wine brands are small to mid-size and are not able to get distribution and retail placement in large, mid-size, or small retail stores.

Solution

Our new wine shop and eatery offers women winemakers and minority winemakers the opportunity to have retail placement for their wine product. Coco Noir Wine Shop & Bar is the first of it's kind to offer retail space for women and minority wine brands. In addition to being a retail wine shop, we operate as eatery and will serve delicious tapas food produced by chefs of color. Coco Noir Wine Shop & Bar is located in downtown Oakland and adjacent in the landmark area called the Black Arts Movement Business District. Finally, our brick and mortar establishment will serve as an event space for small private gatherings and events related to art, food, culture and wine.

Market

Coco Noir Wine Shop & Bar is located in downtown Oakland and our commercial space is 1335 sq ft in a high rise apartment complex. We are well suited to serve two core groups, customers in the downtown Oakland area and customers throughout the city of Oakland and surrounding cities. Our research suggest that these customer segments together represent a pool of more than 10,000 potential customers.

Coco Noir Wine Shop & Bar will have a reach in states such as New York, Georgia, Texas, DC, Maryland, Virginia, and Nevada. Our business model allows us to ship wine to clients in these states have typical have diverse and multicultural customer based that wine drinkers and want to purchase wine from women and minority winemakers.

Competition

Coco Noir Wine Shop & Bar has a unique offering, in that no other establishments in the area that sells wines by women and minority winemakers and sell small bites. There are several wine shops nearby. These include wine shops are Minmo, Wine Merchants, and Bay Grape. We differentiate ourselves with our large wine portfolio from African American winemakers, Latin winemakers, Asian Winemakers, Native American winemakers, and Women winemakers. In addition to offering an amazing diverse wine selection, we will sell tapas and small bites prepared by chefs of color.

Another unique offering is that we can ship wine to 42 out 50 states which will expand our customer reach beyond California. Our entire wine portfolio and food options will be on our website and this will allow customers to place orders online for in state and outstate wine orders. Local customers can place their food orders online for pick and local delivery.

Our location and commercial space is in a high rise apartment building and this give us a built in customer base. We have outdoor dining and seating options to accommodate mandate social distancing practices.

Why Us?

Our co-founder team is a great one-two punch with an amazing vision and experience in entrepreneurship , wine industry, real estate industry, and technology industry.

Behind CoCo Noir Wine Shop is an experienced and committed team. To implement such an extensive plan requires confidence, charisma and a deep understanding of the wine and hospitality / retail markets and the selling mechanisms within it. Fortunately, the name at the helm of CoCo Noir Wine shop & Bar has the requisite skills to deliver profitability to the business and ROI to investors.

Alicia Kidd | Co-Founder

Alicia is the co-founder and owner Kidd & Truvillian-Kemp Inc DBA CoCo Noir Wine Shop & Bar and she brings 20 years of corporate experience in training and project management, 2 years in wine sales, and 3 years as the owner of The Wine Noire that focuses on wine distribution, export, import, wholesale, and wine consulting. With her corporate experience and wine industry experience, she will build a repost wine portfolio, wine retail infrastructure, and cultural wine experience.

Mari Kemp -|Co -Founder

Mari is the co-founder with experience as a tech human resource executive in the area of diversity and inclusion and a real estate investor, she brings a diverse background in leadership, strategy, and technology. Mari's passion for business, diversity and love for wine & food, she will bring a wealth of experience that will help grow the business from a technology standpoint.

Coco Noir Wine Shop & Bar - Staff

To ensure the wine shop is in the best position to succeed we anticipate in year one to hire 2 wait staff and 2 food prep personal staff, and chef. Both the co-founders will work in the establishment performing management tasks and daily operations.

Expectations

Forecast

We are projecting sales of **$185,760 in year 1**, $284,640 in year , and $324,980 in year 3 with a steady increase in profit margin of 10% . This assumes we can serve wine and tapas bites to 15 to 20 customers per hour with an average prices $15 per meal and $20 per bottle of wine

Establishment Store Days and Hours

Tuesday- Sunday 11am to 6pm, Open 6 days a week

Wine Sales Break down Year 1 Break down

Jan 2021 to June 2021- sell 336 bottles per month @ $20.00 per wine bottle, which equals 14 bottles of wine sold per day

July 2021 to December 2021 sell 672 bottles per month @ $20.00 per wine bottle, which equals 28 bottles of wine sold per day.

Food Sales Break down Year 1 Break down

Jan 2021 to June 2021- sell 240 meals per month @ $15.00 per meal, which equals 10 meals per day

July 2021 to December 2021 sell 480 meals per month @ $15.00 per meal, which equals 20 meals per day.

In year 2, we increase food and wine sales 15% and in year 3 increase by 20%.

Our co-founders will draw only minimal salaries starting in month 3, so we can reinvest our profits into growing the business. Our biggest expense will be our staff.

Our primary sells are direct to consumer to include wine and lite bites/tapas. Our secondary sells are wine clubs, and private events.

Financing Needed

Revenue Share Model – $107K

To finance our business, both co-founders are putting in a total of $50,000 cash.

Our start-up cost is $107,000. We our offering a revenue share model term to investors on the Wefunder Equity crowd fund platform. The Revenue Share Terms are:

$107,000 Capital Raise - Revenue Share Model Term

4% Revenge Percentage annual/ 2X multiple payback payback

Early bird investor Perks – Revenue Share Model

For the first $50,000 raised investors will get 2.5x multiple payback

Quarterly payments with a maturity date/ Final payment of 4th Quarter– 2026

Repayment length – 5.25 years

Use of Funds – Continued

Coco Noir Wine Shop & Bar - Start Up Cost	
Start Up Expenses	
Commercial Space Rent – 1st and Last Month	5,360
Construction Cost Wine shop and eatery	$90,000
Wine Shop and Eatery – Equipment	$30,000
Legal Fees – Licensing	5,000
Wine and Food (Topas Inventory)	50,000
Website Design and Maintance	5000
Security/ Alarm Equipment	500
POS System	500
Storage Signage	3,000
Internet Cost/ Phone System	500
Marking/ Advertisement	3,640
Insurance	1,500
In store supplies/ Cleaning	5,000
Total Start up cost	200,000

Opportunity

Problem & Solution

Problem Worth Solving

We are solving the problem of providing a retail location for women and minority winemakers to sell their wine in one centralize location Currently, there are not wine shops or retail stores in the immediate area or in the surrounding cities that carry a wide variety of wines from winemakers of color: African American winemakers, Latin winemakers, Native American Winemakers, Asian American Winemakers, and Women winemakers. Coco Noir Wine Shop & Bar will be the first establishment of it's kind. In addition to carry wines from women and winemakers of color, we will offers small bites and lite tapas meals to our customers prepared by chefs of color.

Our solution

We have acquired a retail location in downtown Oakland adjacent to Oakland's BLACK ARTS MOVEMENT BUSINESS DISTRICT and will have built in customer based due to our space being in a new high rise apartment complex. Also, we have access to 5,000 customers in the area and additional customers in the entire city of Oakland and surrounding cities.

Our company is a diversity and inclusion advocate, and will hire diverse staff that include sommeliers, servers, and chefs. Also, our wine portfolio will be 60%or more wine brands of color.

We open date is in January 2021 or February 2021. Our days and hours of operation is Tuesday - Sunday 11am to 6pm.

Target Market

We expect our strongest market segments to be professionals who live and work downtown and residents from nearby neighborhoods and surrounding cities.

According to our research, downtown Oakland has a population 5,000. With both co-founders extensive professional, personal, and business networks and advance level of marketing strategies we estimate sustain business model.

Due to the affordability of our median wine prices being $20 and median meal price $15, we will have not problem meeting needs of our customer based.

Competition

Current alternatives

The number of craft breweries has increased more than 50% to 1039 in California, creating intense competition for wine. There are currently over 1800 wine and liquor stores in California; the below table shows a cross-section of some of the more popular stores (and thus the biggest threats to Coco Noir Wine Shop.

In addition to the power players in Oakland generally (listed above and the ones we strive to compete with / become), our competitive analysis has also scanned wine retailers in San Francisco. Stores such as Decant SF , SF Riddler, Verve Wine all have okay reputations online and appear to stock some nice wines. However, none of the three or any other shops in the Oakland/SF Area proximity stock the quality wines produced by women winemakers and minority winemakers. Nor does it seem that these wine shops have the type of customer and tech that our wine shop will offer to customers.

Our advantages

CoCo Noir Wine Shop & Bar has identified the following areas where we foresee a competitive advantage over our competitors:

1. **Affordability** – although there will be an inventory that will cover a wide range of pricing due to variety of wines, there will be a concentration on wines that are priced between $15 and $50 per bottle which a range

affordable to most consumers. Our median price of wine bottle and purchase $20.00.

2. **Talent** – our experienced co-owner already possesses a wealth of experience in wine and wine retail, and intends to recruit only individuals who are as knowledgeable in order to ensure staff specialize in wine, in regions, in varieties and have a sense of pride over their sales and customers. The emphasis on approachable and enthusiastic talent will be a key focal point and is likely to keep customers coming back for further recommendations, tips and purchases.

Execution

Marketing & Sales

Marketing Plan

Our marketing strategy will be in several areas such as social media, print media, radio, and Local TV. Our social media marketing strategy will entail us hiring a social media manager to market and advertise digital content 7 days a weeks on Facebook, Instagram, Twitter, Email marketing, LinkedIn Pintest, Snapchat, Ticktock, and Youtube.

Our radio, local TV, print media strategy will entail working with a local public relations company that will pitch our business and the co-founders to different local, regional, and national media outlets.

We will join different professional trade associations in the wine, food, hospitality, social impact, and chamber of commerce community to leverage these networks.

Sales Plan

Our retail location will be equipped with latest technology Point of Sale system. We will use Square as Point of Sale. We will operate as a cashless bases only taking all major credit cards and debit cards, google pay, and apple pay.

Our sales approach is to learn our client's wine and food palate and help them learn about new wines and food pairings. Our goal is to elevate our customer's wine palate

Operations

Locations & Facilities

We close to signing a 5 year lease with 2 x renewal option after the 5 years. Our commercial space will be located at 385 14th St, Oakland, CA 94607 and adjacent to the BLACK ARTS MOVEMENT BUSINESS DISTRICT

 The Atlas Oakland High Rise Luxury Apartment Complex is where our commercial space is located and we will a built in resident base as our potential customers.

Our establishment will operate as retail shop, tasting room, eatery serving light tapas and bites, and event space for small private gatherings.

Our hours of operations is Tuesday – Sunday 11am to 6pm

Technology

Our technology will include Square POS Retail, Website technology to place orders, and mobile app that will help us curate our customers wine and food experience. We will use email marketing and social media to find new customers and showcase our wine and food options.

When it comes to administrative and book keeping, we will use Quickbooks and ADP payroll systems.

Equipment & Tools

Throughout our commercial design project, will work with general contractor and staff to make sure we are staying within budget. Also, our restaurant equipment will lease instead of purchase out right to save on start up cost.

Our construction budget is $90K and this will include materials and labor.

Milestones & Metrics

Key metrics

Our focus right now is on the most basic metrics: finalizing our Alcohol Beverage Control licenses, identifying women and minority winemakers to purchase and add to our inventory, building our website and online store, finalizing our commercial build out, identifying staffing needs and setting up interviews.

Since our launch date is in 1st quarter of 2021, our goal is to launch our online wine shop prior to our physical location. Our tentative launch date for the online wine shop is November 2020 or December 2020. To grow out customer base, we will hire a public relations consultant and social media management consultant to build our customer list and marketing, by the time we launch our open our online store we will have customers ready purchase.

Company

Overview

Kidd & Truvillion-Kemp is a C- Corporation and registered in the state of California. Our two founders, Alicia Kidd and Mari Kemp are co-owners with equal shares. No outside investors are involved at this point in time, though there might be an opportunity for that as the business grows.

Team

Management team

Our business is a collaboration between to good friends: Alicia Kidd and Mari Kemp. We are not bothered with job titles, but Alicia run the daily operations, food and wine curation and internal business, and Mari will run the business operations to include HR, Technology, finances at a high level.

Alicia is the co-founder and she brings 20 years of corporate experience in training and project management, 2 years in wine sales, and 3 years as the owner of The Wine Noire that focuses on wine distribution, export, import, wholesale, and wine consulting. With her corporate experience and wine industry experience, she will build a repost wine portfolio, wine retail infrastructure, and cultural wine experience.

Mari is the co-founder with experience as a tech human resource executive in the area of diversity and inclusion and a real estate investor, she brings a diverse background in leadership, strategy, and technology. Mari's passion for business, diversity and love for wine & food, she will bring a wealth of experience that will help grow the business from a technology standpoint.

Advisors

Our advisor includes a Alcohol and beverage attorney, advisement from 2 Social Impact mentors, several colleagues in the wine and food industry. We use client books book keeping service for our accounting and book keeping.

Financial Plan

Coco Noir Wine Shop & Bar – Profit and Loss Statement

Coco Noir Wine Shop & Bar - Pro forma Profit and Loss Statement	Dec-21	Dec-22	Dec-23
SALES	$185,760	$284,640	$342,980
Other	$0	$0	$0
TOTAL COST OF SALES	$130,032	$199,248	$240,086
Cost of Sales Gross Margin $	$55,728	$85,392	$102,894
Cost of Sales Gross Margin %	30%	30%	30%
EXPENSES			
Commerical Rent	$32,160	$32,160	$32,160
Wefunder Revenue Share Loan Payment	$0	$33,628	$40,873
Payroll	$72,000	$100,000	$125,000
Payroll Taxes	$10,000	$15,000	$18,750
Advertising - Sales & Marketing	$6,000	$6,000	$8,000
Business Insurance	$1,000	$1,000	$1,000
POS Computer Software	$600	$600	$600
Utilities	$1,500	$1,500	$1,500
Insurance	$1,000	$1,000	$1,000
Security System	$1,000	$1,000	$1,000
Internet/Phone Services	$1,200	$1,200	$1,200
Cleaning/Supplies	$1,572	$3,000	$3,000
Leased Equipment	$2,000	$2,000	$2,000
TOTAL OPERATING EXPENSES	$130,032	$198,088	$236,083
NET PROFIT	$0	$1,160	$4,003

Financial Plan – Continued

Revenue Share Terms – $107K

Wefunder Revenue Share		

Please note: Revenue projections are NOT to be taken as guaranteed. Investing in startups is risky. The company may not achieve thes example, see the Risks disclosed in the Form C). Investors should feel free to edit the revenue projections in column H to see how the r

Please enter inputs in the orange cells			Quarter	Year	Possible revenue	Loan repayments
			Q4, 2021	2021	$185,760	$0
Company name		oco Noir Wine Shop & Bar	Q1, 2022	2022	$195,048	$7,802
			Q2, 2022	2022	$204,800	$8,192
Total target loan amount		$107,000	Q3, 2022	2022	$215,040	$8,602
Multiple for investors		2.00	Q4, 2022	2022	$225,792	$9,032
% of revenues		4%	Q1, 2023	2023	$237,082	$9,483
			Q2, 2023	2023	$248,936	$9,957
Early Bird terms?		Yes	Q3, 2023	2023	$261,383	$10,455
Early Bird loan amount		$50,000	Q4, 2023	2023	$274,452	$10,978
Early Bird multiple for investors		2.50	Q1, 2024	2024	$288,175	$11,527
			Q2, 2024	2024	$302,583	$12,103
Year of disbursal		2021	Q3, 2024	2024	$317,713	$12,709
Quarter of disbursal		Q4	Q4, 2024	2024	$333,598	$13,344
Grace period quarters		1	Q1, 2025	2025	$350,278	$14,011
			Q2, 2025	2025	$367,792	$14,712
Quarter repaid		Q4, 2026	Q3, 2025	2025	$386,182	$15,447
Years to repay		5.25	Q4, 2025	2025	$405,491	$16,220
			Q1, 2026	2026	$425,765	$17,031
Non Early Bird loan amount		$57,000	Q2, 2026	2026	$447,054	$17,882
Non Early Bird repayment amount		$114,000	Q3, 2026	2026	$469,406	$18,776
Early Bird loan amount		$50,000	Q4, 2026	2026	$492,877	$19,715
Early Bird repayment amount		$125,000				
Wefunder Fees loan amount		$0				
Wefunder Fees repayment amount		$0				
Total loan amount		$107,000				
Total repayment amount		$239,000				